

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2013

<u>Via E-mail</u>
Mr. William L. Ballhaus
President and Chief Executive Officer
SRA International, Inc.
4300 Fair Lakes Court
Fairfax, Virginia 22033

> **Re: SRA International, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed August 17, 2012**
> **File No. 001-31334**

Dear Mr. Ballhaus:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. In a response letter, please tell us the number of holders on July 1, 2012, of your 11% Senior Notes due 2019 that were issued in the registered exchange offer (SEC file 333-180490). Tell us whether your reporting obligation under Section 15(d) of the Exchange Act was suspended on July 1, 2012 and provide your analysis in this respect. To the extent you are now a voluntary filer, ensure that each report you submit discloses on the cover page that you are not subject to a legal reporting requirement. As applicable, explain why you are submitting the document (such as compliance with provisions of your debt obligations), and briefly discuss the potential impact of the lack of a legal filing obligation on the preparation of your document and its contents. Please tell us why you used file number 1-31334 on the cover pages of your Form 10-K as well as your Forms 10-Q for the periods ended September 30, and December 31, 2012. It appears your reports should be submitted under file number 333-180490.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any questions. If you thereafter require further assistance, you may contact me Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal